February 10, 1999



AmeriPrime Insurance Trust
Suite 200
1793 Kingswood Drive
Southlake, Texas 76092

Gentlemen:

         The undersigned hereby purchases 2,500 shares of the Shepherd Values Small-Cap Fund, 2,500 shares of the Shepherd Values International Fund, 2,500 shares of the Shepherd Values Growth Fund, and 2,500 shares of the Shepherd Values Fixed Income Fund, each at $10.00 per share, representing a total investment of $100,000 in the shares of the series of AmeriPrime Insurance
Trust. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.


                                    AMERIPRIME FINANCIAL SECURITIES, INC.


                                             /s/

                                    ------------------------------------------
                                    By:  Kenneth Trumpfheller, President